COMPLETE GENOMICS, INC.

2071 STIERLIN COURT

MOUNTAIN VIEW, CA 94043

November 5, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib, Staff Attorney
James Peklenk, Staff Attorney

Re:	Complete Genomics, Inc.
Registration Statement on Form S-1 (Registration No. 333-168439)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-168439) (the “Registration Statement”) of Complete Genomics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 9, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Chin at (650) 463-3078.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

COMPLETE GENOMICS, INC.

By:	/s/ Ajay Bansal
Ajay Bansal
Chief Financial Officer

cc:	Clifford A. Reid, Complete Genomics, Inc.
Donald J. Murray, Dewey & LeBoeuf LLP
Arash Aminian-Baghai, Dewey & LeBoeuf LLP
Alan C. Mendelson, Latham & Watkins LLP
Greg Chin, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP